October 31, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Antero Resources Midstream LLC (the “Company”)

Registration Statement on Form S-1 (File No. 333-193798)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 43,125,000 common units, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. Eastern Time on November 4, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 27, 2014, through the date hereof:

Preliminary Prospectus dated October 27, 2014:

8,695 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

BARCLAYS CAPITAL INC.
CITIGROUP GLOBAL MARKETS INC.
WELLS FARGO SECURITIES, LLC
As Representatives of the several Underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Chris Miller
Name: Chris Miller
Title: Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

[Signature Page to Acceleration Request]